UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On October 13, 2026, Arbe Robotics Ltd. (“Arbe” or the “Company”) received a letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has been granted an additional 180 calendar day period, or until April 12, 2027, to regain compliance with the minimum bid price requirement of $1.00 per share set forth in Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on April 13, 2026, the Company received notification from Nasdaq that, for the prior 30 consecutive business days, the closing bid price of the Company’s ordinary shares had been below $1.00 per share. The Company was initially provided 180 calendar days, or until October 12, 2026, to regain compliance. Because the Company did not regain compliance during the initial period, and because the Company meets the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market (with the exception of the bid price requirement), Nasdaq has determined that the Company is eligible for an additional 180 calendar day compliance period.

If at any time before April 12, 2027, the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance, and the matter will be closed. The Company intends to continue to monitor the closing bid price of its ordinary shares and is considering available options, including, if necessary, effecting a reverse share split to regain compliance prior to the expiration of the additional compliance period. This notification has no immediate effect on the listing or trading of the Company’s ordinary shares on The Nasdaq Capital Market under the symbol “ARBE”.

INCORPORATION BY REFERENCE

This report on Form 6-K is incorporated by reference in any registration statements on Form F-3 or Form S-8 that incorporate by reference material filed by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arbe Robotics Ltd.

Date: October 13, 2026	By:	/s/ Ram Machness
		Name:	Ram Machness
		Title:	Chief Executive Officer

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